ALSTON & BIRD LLP

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Jason W. Goode	Direct Dial: 404-881-7986	Email: jason.goode@alston.com

July 14, 2014

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sandra Hunter

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, Mail Stop 3010

Washington, DC 20549

Re:	RREEF Property Trust, Inc.

File No. 333-180356

Dear Ms. Hunter:

This letter sets forth the response of our client, RREEF Property Trust, Inc. (“Issuer”), to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (“SEC”) to the Issuer’s Post-Effective Amendment No. 10 to the Registration Statement on Form S-11 (the “Registration Statement”) that was filed with the SEC on July 3, 2014. For your convenience, we have set forth below your comments followed by the Issuer’s responses thereto. We respectfully request permission to include the additional disclosure requested in your telephonic comments in a prospectus supplement filed pursuant to Rule 424(b)(3) (the “Supplement”), which would be filed no later than the filing of the Issuer’s next post-effective amendment required by 20.D of Guide 5. If this is acceptable, we request the Staff to declare Amendment No. 10 to the Registration Statement effective at the earliest practicable time.

1.	Comment: In the “Redemption” section, disclose the source of cash used to pay redemptions.

Response: The Issuer undertakes to disclose in the Supplement the source of cash used to pay redemptions.

2.	Comment: In the “Distribution” section, add a discussion of cumulative FFO compared to cumulative distributions and a brief statement of how this is dilutive to stockholders.

Response: The Issuer undertakes to disclose in the Supplement a discussion of cumulative FFO compared to cumulative distributions and a brief statement of how this is dilutive to stockholders.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

July 14, 2014

3.	Comment: When there is a shortfall of FFO against distributions for the last fiscal year or an interim period, disclose this in a risk factor.

Response: The Issuer undertakes to include the requested risk factor in the Supplement when there is a shortfall of FFO for the last fiscal year or an interim period.

The Issuer has authorized us to acknowledge on its behalf that (i) should the SEC or the Staff of the SEC, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate your review and assistance. Should you have any questions or need additional information, please do not hesitate to contact me.

Sincerely,

/s/ JASON W. GOODE

Jason W. Goode